ANALYST CALL

Good Morning, and welcome to Chiron's announcement regarding our press release this morning describing our acquisition of PathoGenesis. On behalf of the Chiron team, let me introduce you to today's speakers. With me are Sean Lance, Chairman and CEO of Chiron; Jim Sulat, Vice President and CFO; Rusty Williams, CSO and President of R&D, Paul Hastings, President of our Biopharmaceutical business and several members of our executive committee. I am Joyce Lonergan, Vice President of Corporate Development and Investor Relations. I will be available, with the Investor Relations team, to answer any questions you may have after the call.

Before we begin, let me remind you that the following conference call contains forward- looking statements that involve risks and uncertainties. A full discussion of the company's operations and financial condition, including factors that may affect its business and future prospects, is contained in documents the company files with the SEC, such as form 10-Q and 10-K. These documents identify important factors that could cause the company's actual performance to differ from current expectations, including the outcome of clinical trials, regulatory review, manufacturing capabilities, marketing effectiveness and acquisitions.

PathoGenesis shareholders should read Chiron's tender offer statement on Schedule TO and PathoGenesis' Solicitation/Recommendation Statement on Schedule 14D-9 when they are available because they will contain important information. The Schedule TO, the Schedule 14D-9 and other filed documents will be available for free at the Securities and Exchange Commission's website at WWW.SEC.GOV. In addition, the Schedule TO will be available from Chiron Corporation, our address 4560 Horton Street, Emeryville, California, 94608, and our phone: (510) 655-8729. The Schedule 14D-9 will be available from PathoGenesis Corporation, address 201 Elliott Avenue West, Seattle, Washington, ZIP code 98119, and phone: (206) 467-8100. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of PathoGenesis. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.

Let me also say that we are working out some of the details for the integration plan. Today we will provide details of this transaction, and answer what we are able. Now let me turn the call over to Sean Lance.

SEAN LANCE

Thank you Joyce. Good morning to you all. Today, we are very excited to share with you the details of our acquisition of PathoGenesis. As you know, we announced last night a completed acquisition agreement for about $700 million dollars in cash, or $38.50 a share. We are pleased to inform you that we believe this acquisition will position us as a global player in infectious disease and cancer, with a fully integrated commercial and R&D infectious disease portfolio across our biopharmaceutical, vaccines and blood screening businesses.

PathoGenesis' products provide both near term and long term value to Chiron. As many of you know, PathoGenesis comes with a solid marketed product, TOBI, which is

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regarded as the gold standard for treating cystic fibrosis patients with respiratory infections. We are excited about the growth potential for TOBI in new markets and in new patient populations. Already marketed in six countries - including the U.S., the UK and Canada - TOBI received European-wide approval under the Mutual Recognition process earlier this week. Chiron is in a great position to quickly realize the full global potential of this high-growth product. We intend to leverage the strength of our combined capabilities to maximize this product in these new markets.

PathoGenesis also has a state-of-the-art R&D technology platform, including bacterial genomics, and a novel inhalation antibiotic technology platform. Rusty Williams will provide you with more specifics about their R&D platform a little later. We believe the research and development synergies between PathoGenesis and Chiron is an important component of our long-term growth.

We also believe that the acquisition of PathoGenesis will expand our revenue base, product portfolio and pipeline at an attractive valuation. For all the reasons mentioned, we feel this deal was attractively priced.

We've had a research and development collaboration with PathoGenesis and know the complementary strengths they bring to our operations. For those of you not familiar with the company, PathoGenesis is a Seattle-based, pharmaceutical company best known for its successful inhalation drug-delivery technology for antibiotics. PathoGenesis has approximately 320 employees, more than half in research and development, and a quarter in sales and marketing.

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Besides allowing us to quickly expand our infectious disease franchise, this acquisition adds depth to our development capabilities for two infectious disease candidates now in late-stage clinical trials: TFPI for severe sepsis and IL-2 in HIV. Reinforcing our own clinical anti-infective work are PathoGenesis' efforts to expand TOBI into lung transplant infection and other respiratory infection indications. PathoGenesis also has solid pre- clinical programs with inhaled macrolides and quinolones. These capabilities add depth to an excellent anti-infective R&D portfolio that spans across our three business divisions.

All in all, this acquisition substantially reinforces our clinical and pre-clinical pipeline of promising anti-infective drug candidates. We're very confident that the combination of product portfolios and research and development strength will result in sustainable long-term growth and enhance shareholder value in an increasingly competitive environment.

In short, our vision is simple: to solidify Chiron's position as a global player in infectious disease while leveraging our already strong oncology sales and marketing efforts.

I'd now like to let Jim Sulat speak to the financial terms of this transaction.

JIM SULAT

Thanks, Sean. Let me begin by stating that we have unanimous approval from all of our board members regarding this deal, and we will now be going through all the usual regulatory processes associated with such a transaction. Chiron will commence a tender

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offer to purchase all of the outstanding shares of PathoGenesis common stock for
$38.50 per share. We anticipate commencing this tender offer in the next week, and we expect closing of the transaction to occur in the third or fourth quarter this year.

The terms of this deal are straightforward. We will pay about $700 million in cash for PathoGenesis. The acquisition will be treated as a purchase, and while the details of the purchase accounting calculations have not been completed, we do expect the transaction to result in certain costs associated with the closing and significant goodwill charges for Chiron in the future. Accordingly, we expect Chiron will augment its financial reporting to include a calculation of earnings on a cash basis. This will be, we believe, the most meaningful way to judge the company's operations in the future.

On a cash EPS basis, we expect the acquisition of PathoGenesis to be slightly dilutive in 2001 (in the range of 10-15%) to Chiron's results, and approximately break even in 2002, all on a fully taxed basis. However, we also expect the acquisition to be accretive in the years 2003 and beyond, thereby enhancing our confidence in achieving our long-term goal of a 25% average annual compounded growth rate in earnings per share.

It is also important to note that all of these projections are based on conservative assumptions regarding revenue growth and expense reduction opportunities. Specifically, we expect to continue a consistent high level of research and development investment to take advantage of PathoGenesis' strong position in target discovery and bacterial genomics.

Although this is not a transaction driven by cost synergies, we do expect some areas of
                                       -5-


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cost avoidance to result in a lower overall spending in the future for the combined companies. But these synergies are expected to be relatively modest.


As for valuation, we determined the price of the acquisition after very careful assessment, which included an evaluation of both the potential for growth of PathoGenesis' current products and the generative capacity of their pipeline and research and development assets. As you know, Chiron has had a research collaboration with PathoGenesis for the last year and through this we have developed a high regard for the capabilities of their scientific team. At a price of about 6.1 times consensus 2001 revenues, and given our confidence in the long term growth potential of PathoGenesis, we believe the acquisition offers Chiron shareholders an excellent opportunity for growth in shareholder value.

We will move as rapidly as possible to integrate PathoGenesis' R&D operations in Seattle, their contract-manufacturing operations in New Jersey, their marketing and sales functions in the Chicago area, and international functions into our own operations. We are setting up a transition team to ensure that this process proceeds as smoothly as possible, and we do not expect the acquisition of PathoGenesis to materially affect the structure of Chiron's existing management and executive teams, which will remain in place. Now I'd like to let Paul Hastings address our commercial portfolio and late-stage development pipeline.

PAUL HASTINGS

Certainly, and good morning all. I'd like to brief you on how our commercial operations and pipeline will shape up with the inclusion of PathoGenesis.
In addition to Chiron's three therapeutics currently on the market - Proleukin, Betaseron

                                       -6-
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and Regranex-the integrated company will have a key antibacterial product for cystic fibrosis with TOBI, and two more infectious disease products in late-stage clinical development. PathoGenesis currently markets the first and only inhaled antibiotic approved for the treatment of lung infections in cystic fibrosis patients. Additionally, again we are pleased to announce that, last week, TOBI cleared the mutual recognition process required for marketing in 15 European countries. This adds a significant growth opportunity to the 6 countries in which the drug is already on the market. The European market is a significant near-term growth opportunity for TOBI, and we intend to leverage the strength of our combined European biopharmaceutical sales forces to maximize this product in these new markets.

As you may know, Chiron's commercial platform also includes its lead oncology therapeutic Proleukin, marketed in more than 50 countries for the treatment of metastatic kidney cancer and metastatic melanoma. Chiron manufactures and develops Betaseron, a product marketed in the US by Berlex Laboratories, Inc. and in Europe by Schering AG, for the treatment of patients with multiple sclerosis. And, we manufacture the active ingredient (PDGF) in Regranex, a diabetic foot ulcer treatment sold by Ortho-McNeil.

We are impressed with the commercial development of TOBI by PathoGenesis, especially its investment in additional product formulations and value-added line extensions. PathoGenesis is exploring a "next generation" TOBI delivery system to shorten treatment time. These efforts are in synch with the work we are doing to add value to our Proleukin and Betaseron franchises.


                                      -7-

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The integrated company will also explore additional indications for TOBI, including bronchiectasis, an abnormal and permanent dilation of the bronchi, in Phase II development. Ventilator-associated pneumonia and lung transplant indications are also in the clinical pipeline.

Also, the addition of the Annandale, New Jersey facility enables Chiron to build its supply-chain management capability and further leverage our existing full line of manufacturing skills to include small molecule production.

The combination of our two companies will strengthen Chiron's product portfolio and marketing capabilities, allowing us to quickly become an integrated, competitive player in the rapidly growing, infectious diseases markets globally. We intend to leverage the strength of our combined sales forces to maximize this product in these new markets. Rusty will now address research and development operations.


RUSTY WILLIAMS

Thank you Paul. I am quite excited about the research and development engine that will be formed by the integration of Chiron and PathoGenesis. The R&D efforts of the two companies are surprisingly complementary. In addition, we believe that our expertise in combinatorial chemistry and in high throughput screening, combined with PathoGenesis' expertise in bacterial target discovery and antibiotic development, will result in a fully integrated infectious disease R&D engine.

PathoGenesis brings us a substantial knowledge base in molecular genetics, bacterial genomics, microbiology, and animal pharmacology models - as well as an exciting
                                       -8-
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technology platform in inhalable antibiotics. The company has well-proven expertise in conducting clinical trials to support infectious disease indications. In fact, PathoGenesis already has a number of line extension programs for TOBI in clinical trials. Our newly broadened infectious disease pipeline will also be driven by PathoGenesis' Compound PA-1806, expected to enter Phase I clinical trials later this year for gram-negative bacterial infections, and also by several follow-on broad spectrum antibiotics in late stages of pre-clinical research.

As you know, Chiron's late-stage infectious disease pipeline includes tifacogin (otherwise known as tissue factor pathway inhibitor, or TFPI) for the treatment of severe sepsis, which is one of the most serious complications of late-stage infections. We also have recombinant interleukin-2 (IL-2) for use in combination with anti-retrovirals in the treatment of HIV infections. Both of these products are currently in Phase III trials.

Chiron's clinical development pipeline also includes a Phase II study for its hepatitis B immunotherapy and Phase I clinical studies with MIV-150, a drug for HIV. In addition, we're developing therapeutic vaccines, for HIV and hepatitis C infections as well as new prophylactic vaccines for the prevention of meningococcal meningitis, HIV and hepatitis C viral infections.

One of the most exciting components of this deal is the two companies' expertise in genomics creates new opportunities for development of next-generation therapeutic and prophylactic anti-infective products. The combined program has exciting generative potential for the creation of novel anti-infectives for serious diseases that currently are not adequately treated. The integrated R&D engine will also target novel drugs to address

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the worldwide issues of emerging drug resistance.

As I mentioned earlier, one of our main goals in this transaction was to create a formidable infectious disease focused R&D engine that will generate significant long-term value for the company. Sean, let me turn the call back over to you.

SEAN LANCE

Thanks Rusty. Thank you Paul and thank you Jim. Now, let me now open the floor for any questions.

Q & A

Good Morning

John, we can't hear you.

I HAVE A CALL.

Q: Oh Hi Okay. Two questions, regarding TOBI what were the international sales of TOBI in Year 2000?

A: To date, I think they're in the 4 to 5 million dollar range. They're up ____

Q:  In total sales in the first six months of the year?

A:  About 40, a little over 40 million.

Q:  Okay and which countries is it approved in right now?

A:  Actually it's approved through the mutual recognition process for all 15.

Q : No, but which countries is it selling at right now and how soon do you think you can get pricing approval in the countries in Europe where it's not selling right now?

A: Right now it's selling the United Kingdom, the U.S. and in Canada. What was the

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second part of your question Merrill?

Q: When do you think you will get the pricing in Europe, because obviously you know getting the approval in Europe is the first step then you need to get the pricing to actually get reimbursed for sales.

A: To answer your question Murav the first and most significant part of this was getting mutual recognition, the next step is getting the process involving reimbursement in Europe and we can't comment on what the timing of that might be but the process is definitely in place.

Q: Okay, the other question that I have is regarding the impact of the transaction on earnings. You mentioned dilutive in 2001, break even for 2002 and accretive in 2003. Is this on a cash basis or a amortized basis?

A:  It's on a cash EPS basis.

Q:  Okay and if you amort___ what amortization schedule are you going to follow?

A: Well I think it's still too early for us to have an answer to that question because all the purchase accounting calculations have not been completed, but we do expect on an amortized basis this will be a dilutive transaction for the foreseeable future as a result of the goodwill charges.

Q: Well if you amortize it for 20 years goodwill charges are going to be around slightly less than $20 million per year.

A: You may have better information than I do, I can't confirm that calculation ...


Q:  That's just my guess.

A: Yeah, I haven't done the in process R&D write-off calculations there are a variety of things yet to come so I'm afraid I can't give you much more guidance than that.

Q: Okay, um, I guess, that's my questions. Ultimately what's gonna be the effect of this year, since you mentioned the effect of '01?

A: Well, we'll have a substantial set of charges associated with this transaction when it closes, whether it's the third quarter or the fourth quarter, so on any basis I suspect it'll probably be dilutive but . . .

Q:  Yeah, but, you know when you take out the charges....

A: We expect the Company to about break even, so I don't think it will have a major impact one way or the other, on that basis.

Q:  PathoGenesis to be break even.

A:  Correct.

Q:  Okay, Okay, well thank you.

A:  Thank you Madam.

THE NEXT QUESTION.

Hello.

Q:  Hi can you hear me?

A:  Yes, yes we can

Q: I just want to ask about your statement that you expect next year will be 10-15% dilution. What was the assumption behind that in terms of the revenue from TOBI and also with reduction in expenses. Because if you look at the reduction in interests, um, I think that would give you more dilution then that obviously.

A: Um, we think that there will be, we do think that there will be some cost digging as I mentioned in my portion of the call which will offset a portion of the lost interest charges, we also believe there will be some integration related costs as well which, you know, go the other direction. Based on our calculations, which are a little more conservative than street expectations, we come up with the 10-15% range net.

Q:  What is the street expectation for 2001 sales of TOBI?

A: The consensus for total revenues is about 113-115 million, something in that range.

Q: How confident are you in the size of the sales force that would be required to fully launch in Europe at this point that it's actually setup by PathoGenesis?

A: Yes, the PathoGenesis folks have fully integrated groups, particularly in the United Kingdom at this time. They have a number of agreements with local companies in specific countries like Italy, and Belgium and Germany as well and we're very confident that the combination of these two commercial operations will be able to launch TOBI effectively this year and next year.

Q: Can you tell me what kind of sales force do you have in Europe?

A: We have a sales force in Europe that almost is identical to our sales force in the United States it's relatively about 55 to 60 people selling in all the major European Countries, plus country operations as well.

Q:  Yeah, thank you.

A:  Okay.  Thank you Macon.

Operator we'll take the next question.

THE NEXT QUESTION IS FROM MIKE KING.

Q:  Good morning guys.

A:  Hi Mike.

Q: Ah, just a couple of quick questions. First, what's the TOBI patent expiration date?

A:  2014, Mike.

Q: 2014, okay, and I assume that there are going to be other formulations that will allow you to extend that?

There are a number of new formulations under development.

Q: And uh, help me out in understanding how you get near term leverage in the marketing, because you've got TFPI if successful will be a hospital based product, HIV docs are going to be completely different then you know the CF docs so I guess I'm a little bit at a loss to understand how there's significant near term leverage on the marketing side.

A: Actually TFPI is in partnership with Pharmacia, so that's a joint venture.Um, hm, and we actually don't anticipate that we would need to augment the PathoGenesis sales force, particularly in the U.S. They have to call on roughly 1,000 pulmonologists who treat cystic fibrosis in the United States. They have 30 people who are doing that, they recently finished a sales force sizing plan with CF associates and discovered that they might need people to cover that audience. So remember that this is a very specific audience that is pulmonologists who treat cystic fibrosis and cystic fibrosis centers so initial market with very specific promotional needs, so we're quite happy with their organization. We see some synergies at a management level with a sales organization both in the U.S. and in Europe, we're essentially very excited to have acquired this Company and the sales and marketing organization that is already effectively marketing TOBI.

Q:  Thanks.

A:  Thanks Mike.

Next question please.

THE NEXT QUESTION IS FROM ERIC SMITH.

Q: Good morning, I just have one remaining question. Maybe you can talk about the use of cash in the transaction rather than stock.

A: Well, I think it's partially reflective of Chiron's situation, which as you know has a substantial cash balance over the course of the last number of years as we talked to you and a couple of others in the past we've been looking for good ways to invest that money. We believe this is one of those opportunities change that asset and convert it into another asset and that is PathoGenesis which has, what we believe to be very excellent long-term growth potential. So I think that was, has been an objective of ours, but to be honest with you I think our focus is primarily on that which we were investing in and the form of the transaction was in some way secondary, we were much more interested in acquiring and the way we got here was determined along the way.

Q:  Thanks.

THE NEXT QUESTION IS FROM DENNIS HARP.

Q: Thank you, my question is regarding the recent approval for the 15 European countries in terms of the size of the market, is that as large or larger than the current six countries that TOBI is selling in?

A: The European market is relatively equivalent to the United States market, so you wouldn't say that the new countries are equivalent to the six markets today, but Europe and U.S. are relatively equivalent in terms of size of the market.

Q: And, can you go through the pipeline extensions for TOBI, the additional formulations and possible new indication and when we might see those enter clinical trials and move into new marketing opportunities.

A: Yes, there are several approaches to the TOBI that are more convenient and more user friendly so to speak. One of those is a new sort of inhaler, a new inhalation device, and the point of that is not only make it convenient to carry, but also to shorten the time of treatment. Right treatments take about twenty minutes and the goal is to shorten this down considerably, make it more convenient, especially for young people who frequently have this disease. In terms of new indications, this drug is now being developed for a larger indication than cystic fibrosis. Dilation of the airwaves in which you get infections, it's currently in the second stage two trial for bronchiectasis and that trial started recently. There are also new indications in ventilator assisted pneumonia and in lung transplantation and those are follow ons to the ones I just mentioned. In addition in their pipeline they have other agents that they're developing. One I mentioned briefly to compound 1806 that is a compound inhaled antibiotic that is potent, highly potent, and has a broad spectrum and should be an additional drug in the (INAUDIBLE). It's scheduled to go phase I this year, within the next year. Then they have two other drugs that look promising i9n late pre-clinical studies that have broad spectrum and again should result in new kinds of therapy for pulmonary infections and those would extend, of course, beyond cystic fibrosis and are being developed for broader indications to pulmonary disease like chronic bronchitis.

Q: And the guidance for this being accretive in '03 does that assume success for any of these clinical or pre-clinical programs that we just described?

A:  No it does not, Dennis.

Q:  Great, thanks I have no further questions.

A:  Thank you.

Operator, we'll take some more questions.

I'm sorry, ma'am.

We'll take some more questions, thank you.

One moment please.

Are there still questions?

YES SIR, THE NEXT QUESTION IS FROM RON PHILLIP.

A:  Thank you

A:  Hello.

Q: Yes, I don't, I don't have a question.  Thank you.

A:  Okay.  Thank you.

Operator, why don't we call for a couple more and then we'll be all set.

OKAY.  THE NEXT QUESTION IS FROM KINGSTON CHU.


Q: Hi, good morning. I'm hoping you could give us a little more detail on the conditions of the transaction, particularly, is there any product development type milestone conditions and also if there is a material adverse effect condition in the merger?

        (DIAL TONE)

Q: Hello.

A:  Sure, we're still on are you?

Q: Yeah, um

A:  Good.  Um, There are no product development milestones...

A:  Hello, could you mute your line, we're getting back draft.

Q: Yeah, that's not me.

A: Okay, sorry. There are no products available milestones associated with the completion of the transaction, there is customary material adverse change language in the acquisition document, we do expect the transaction to close relatively expeditiously given that it's in our belief a relatively straightforward process. But there are no substantive, no product developed milestones that are part of the deal.

Q: Okay, and also just to clarify on the timing, your guiding towards third and fourth quarter for formal closing of the merger correct, but as far as tender expiration that's kind of customary in terms of time-line your expecting?

A:  That's correct.

Q:  Okay, great.  Thanks

THE NEXT QUESTION IS FROM MATT SCOTLAND.

Q:  Thanks.  Congratulations on the merger.

A:  Thank-you.

Q: Um, do you guys need any European regulatory approval, any foreign country's regulatory in terms of antitrust approvals to allow the deal to close?

A: We think that the antitrust approvals on the transaction will be relatively straight forward given the mix of products between the two companies, and so we don't foresee any substantive hurdles as a result of that process.

Q: Okay, so you don't anticipate once the initial tender is out there, extending it at all, you think you'll be able to close it in the standard 20 business day time frame.

A: I mean, you know, all of this is subject to us learning as we go along, but that's our current expectation.

Q: Okay, thanks and congratulations.

A:  Thank-you very much.

YOUR NEXT QUESTION IS FROM ELISE WANG.

Q: Thank you. Actually I was wondering if you could clarify for us how you intend to manage this new operation, and in fact who among the senior managers on PathoGenesis will be remaining. And also, better understanding of where you attend to achieve the near term cost savings with the combination.

A: As we've moved into the acquisition phase now, we knew we'd be working extremely close with the Executive Management of PathoGenesis to find out what these areas are that you've just mentioned. We've not put great store on too much sort of short term savings because that's not in our interest as we go forward. In fact, we will be working in all of the geographic centers, and now to understand what the full impact will be of integration within our organization and as I said that we have so far understood that we'll be working very closely with the executive management of PathoGenesis.

We'll say this, that we have an advantage in this particular transaction in that we've been working with this group on R&D programs for the last year, so we know that we know them well.

Q: Would you remind us, how many employees are in the company and how does it split up among the different groups, such as R&D, sales and marketing and so forth.

A: It's just between the 320 employees and the organization, half of that are in research & development and then half again are in sales and marketing, and the rest are in manufacturing and the supportive services for the organization located in the centers that we've mentioned.

Q:  Thank you.
A:  Thank you.

YOUR NEXT QUESTION IS FROM MICHAEL EMERALD.

Q: Couple of questions, one is when you look at your combined portfolio are there any particular products where combined you'll have an enormous market share, including in the R&D department?

A: Not really, you know the product that is on the market, from PathoGenesis is for cystic fibrosis, currently Chiron does not have a product in that for that indication and that would be true for most of the products that are in the research pipeline as well. PathoGenesis focuses on respiratory infection as Sean made reference to before and we've got limited participation in that part of the business.

Q:  Okay.

A: But when you look in the research pipeline it is true that if you consider the products that we're developing with them already add to those the products that they have in their research pipeline and the products that we already had previously in our pipeline that could cover a broad segment of the infectious disease market in the future, in particular for organisms in which there is antibiotic resistance. So that combination of opportunities should have quite a large market.

Q: Okay, well then isn't it possible that the Federal Trade Commission will at least take a second look at it. I'm not saying that they would block the deal. That would surprise me but ...

A:  No, No, because each of these is for a different organism.

Q:  Okay.

A: So you know, you could take the same approach for multiple organisms, a similar approach, but each of these improves different organisms and so each product is different so there is certainly room for competition there, but this is a state of the art approach.

Q: Okay. Another question is where are you getting the cash from to pay for the shares?

A: We have current cash balance of about 1.5 billion so we're simply taking it off the balance sheet.

Q: Okay. And it wasn't clear to me whether your need European approvals I know the question was asked but I didn't hear the answer clearly.

A: The honest answer on that one is that we think that those approvals, any approvals we need will be quite straight forward.

Q:  Okay.  Thank you very much.

A:  Thank you.  Can we take one more question.

Okay Sir.  Your last question is from Oscar Wu.

OSCAR WU:  My question has been answered, thank you.

A:  Thank you.

SEAN LANCE - CONCLUDING COMMENTS

All right, well let me conclude.  Thank you for your questions.

As you have heard, we firmly believe in the value, the potential and the deliverables of this unique acquisition. Chiron has positioned itself to be a leader in the global infectious disease market. We've acquired a wonderful product in TOBI with great upside potential. We've given our commercial operations immediate growth opportunities in the US and in Europe through the addition of TOBI to our biopharmaceutical business. And, the acquisition of PathoGenesis expands Chiron's pipeline. Now the additional R&D skills and capabilities of PathoGenesis will create a fully-integrated infectious disease product development engine. Once you've had a chance to review this acquisition, we know you'll agree with its potential.

Thank you all for joining us today. Good-bye.
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PATHOGENESIS SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT
REGARDING THE ACQUISITION OF PATHOGENESIS REFERENCED IN THIS PRESENTATION, WHICH WILL BE FILED BY CHIRON AND PICARD ACQUISITION CORP. WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT WHICH WILL BE FILED BY PATHOGENESIS WITH THE COMMISSION. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THIS OFFER. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF PATHOGENESIS AT NO EXPENSE TO THEM. THESE DOCUMENTS ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC's WEB SITE, WWW.SEC.GOV. THIS PRESENTATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF PATHOGENESIS. THE TENDER OFFER WILL BE MADE SOLELY BY AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL TO BE DISSEMINATED UPON THE COMMENCEMENT OF THE TENDER OFFER.

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